UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 26, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Senior Mortgage Loan – SC Group 3400 Fletcher, LLC

On April 26, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,175,000 (the “Stradella Court Fletcher Senior Loan”). The borrower, SC Group 3400, LLC, a California limited liability company (“Stradella Court Fletcher”), used the loan proceeds to purchase 26,765 square feet of land that is currently unentitled at 3400-3414 Fletcher Drive and 3047 Avenue 34, Los Angeles, CA (the “Stradella Court Fletcher Property”). During the loan term, Stradella Court Fletcher entitled the land to build fifteen homes under the Los Angeles Small Lot Ordinance and progressed through design and construction documents for the site. The Stradella Court Fletcher Senior Loan was secured by the Stradella Court Fletcher Property.

On September 18, 2018, Stradella Court Fletcher paid off the investment for the full amount of the Stradella Court Fletcher Senior Loan principal drawn to date plus interest. Principal drawn to date amounted to $2,175,000 as of the pay-off date. The loan yielded an IRR of approximately 9.6%. Stradella Court Fletcher repaid the Stradella Court Fletcher Senior Loan by refinancing.

Senior Mortgage Loan – Delridge Five, LLC

On December 6, 2017, we acquired from Fundrise Lending, a first mortgage construction loan with a maximum principal balance of $2,500,000, (the “Envision Delridge Five Senior Loan”). The borrower, Delridge Five, LLC, a Washington state limited liability company (“Envision Delridge Five”), used the loan proceeds to purchase 8,400 square feet of land and intended to build and sell five infill townhomes at 5206 Delridge Way SW, Seattle, WA (the “Envision Delridge Five Property”). Envision Delridge Five is managed by the principals of Envision Northwest (“Envision”), a real estate company.

Due to unexpected construction permit delays, therefore, the inability to commence construction, Envision paid off the outstanding principal and accrued interest balance of approximately $865,000, on September 14, 2018. The loan yielded an IRR of approximately 12.00%.

Senior Mortgage Loan – Phoenix Partners of Sixth Avenue, LLC

On August 24, 2017, we acquired from Fundrise Lending, a first mortgage loan with a principal balance of $1,700,000 (the “DB Builders Sixth Avenue Senior Loan”). The borrower, Phoenix Partners on Sixth Avenue, LLC, an Arizona limited liability company (“DB Builders Sixth Avenue”), used the loan proceeds to purchase 52,441 square feet of land at 319-341 North 6th Avenue, Phoenix, AZ (the “DB Builders Sixth Avenue Property”). DB Builders Sixth Avenue entitled the land and completed horizontal site work during the loan term. The DB Builders Sixth Avenue Senior Loan is secured by the DB Builders Sixth Avenue Property.

On May 29, 2018, DB Builders Sixth Avenue paid off the investment for the full amount of the DB Builders Sixth Avenue Senior Loan principal drawn to date plus interest. Principal drawn to date amounted to $1,700,000 as of the pay-off date. The loan yielded an IRR of approximately 10.3%. DB Builders Sixth Avenue sold the DB Builders Sixth Avenue Property to a public builder to complete the project as-entitled.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: September 27, 2018